UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5) NPS PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
KNIGHT NEWCO 2, INC. SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED SHIRE PLC
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
62936P103
(Cusip Number of Class of Securities)
Mark Enyedy Interim General Counsel Shire plc 5 Riverwalk, Citywest Business Campus, Dublin 24, Ireland +353 1 429 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Shire plc, a company incorporated in Jersey, Channel Islands (“Shire”), Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“SPHIL”), and Knight Newco 2, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Shire (“Purchaser”), with the Securities and Exchange Commission on January 23, 2015 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of NPS Pharmaceuticals, Inc., a Delaware corporation (“NPS”), for $46.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 23, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

At 12:00 midnight, New York City time, at the end of Friday, February 20, 2015, the Offer expired as scheduled and was not extended.  As of the expiration of the Offer, approximately 88,869,118 Shares (excluding 7,599,694 Shares tendered by notice of guaranteed delivery) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 81.7% of the outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser accepted for payment, and will promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and on February 21, 2015, SPHIL completed the acquisition of NPS by consummating the Merger pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. At the Merger Effective Time, any Shares not purchased pursuant to the Offer (other than any Shares held as treasury stock by NPS (except for Shares in certain NPS benefit plans), any Shares irrevocably accepted for purchase in the Offer and any Shares with respect to which the relevant stockholders had properly exercised their appraisal rights under the DGCL) were automatically converted into the right to receive, in cash and without interest, an amount equal to the Offer Price.

Following the Merger, all Shares ceased to trade on NASDAQ. Shire intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of NPS’s reporting obligations under the Exchange Act as promptly as practicable.

On February 21, 2015, Shire issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(xvi), and is incorporated herein by reference.

Item 12 (Exhibits).

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(xvi)	Press Release issued by Shire plc dated February 21, 2015 announcing the expiration and results of the tender offer and the completion of the merger.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 2015

Knight Newco 2, Inc.
By:	/s/ Gary Sender
	Name:	Gary Sender
	Title:	President

Shire Pharmaceutical Holdings Ireland Limited
By:	/s/ Michael Garry
	Name:	Michael Garry
	Title:	Director

Shire plc
By:	/s/ Mark Enyedy
	Name:	Mark Enyedy
	Title:	Interim General Counsel

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 23, 2015.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated January 23, 2015.
(a)(5)(i)
Joint Press Release issued by Shire plc and NPS Pharmaceuticals, Inc. dated January 11, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).

(a)(5)(ii)
Slide Presentation for Investor Conference Call dated January 11, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).

(a)(5)(iii)
Transcript of Investor Conference Call dated January 11, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).

(a)(5)(iv)
Letter to NPS Employees dated January 12, 2015 (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 12, 2015).

(a)(5)(v)	Slide Presentation (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 14, 2015).
(a)(5)(vi)
Extracts from the transcript of a presentation given by Flemming Ornskov, MD, Chief Executive of Shire, on January 13, 2015 at the J.P. Morgan 33rd Annual Healthcare Conference (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 14, 2015).

(a)(5)(vii)
Selected slides from a presentation given by Flemming Ornskov, MD, Chief Executive of Shire, on January 16, 2015 to employees of NPS Pharmaceuticals, Inc. (incorporated by reference to the Schedule TO-C filed by Shire plc, Shire Pharmaceutical Holdings Ireland Limited and Knight Newco 2, Inc. on January 16, 2015).

(a)(5)(viii)	Complaint filed in the Court of Chancery of the State of Delaware on January 16, 2015 (Bragger v. NPS Pharmaceuticals, Inc. et al.).
(a)(5)(ix)	Complaint filed in the Court of Chancery of the State of Delaware on January 20, 2015 (Grimaldi v. NPS Pharmaceuticals, Inc. et al.)
(a)(5)(x)	Press Release issued by Shire plc dated January 23, 2015 commenting on press release from NPS Pharmaceuticals, Inc. regarding FDA approval of NATPARA.
(a)(5)(xi)	Complaint filed in the Court of Chancery of the State of Delaware on January 23, 2015 (Goldstein v. NPS Pharmaceuticals, Inc. et al.).
(a)(5)(xii)	Complaint filed in the Court of Chancery of the State of Delaware on January 26, 2015 (Mantler v. NPS Pharmaceuticals, Inc. et al.).
(a)(5)(xiii)	Consolidated Amended Complaint filed in the Court of Chancery of the State of Delaware on February 2, 2015 (In Re NPS Pharmaceuticals Stockholders Litigation).
(a)(5)(xiv)	Letter to NPS Pharmaceuticals, Inc. Employees dated February 16, 2015.
(a)(5)(xv)	NPS Pharmaceuticals, Inc. Employee Q&A dated February 16, 2015.
(a)(5)(xvi)	Press Release issued by Shire plc dated February 21, 2015 announcing the expiration and results of the tender offer and the completion of the merger.

(b)(1)
US $2,100,000,000 Multicurrency Revolving and Swingline Facilities Agreement dated 12 December 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on December 12, 2014).

(b)(2)
Facilities Agreement dated January 11, 2015 among Shire plc, Citigroup Global Markets Limited, as mandated lead arranger and bookrunner, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).

(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of January 11, 2015 among Shire Pharmaceutical Holdings Ireland Limited, Knight Newco 2, Inc., NPS Pharmaceuticals, Inc. and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on January 12, 2015).

(d)(2)	Confidentiality Agreement dated as of December 16, 2014 between NPS Pharmaceuticals, Inc. and Shire Human Genetics Therapies, Inc.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.